Boston
The HIT is helping Boston meet housing and community development needs with investments in 30 projects including two through its subsidiary Building America CDE. Many of these projects are financed through the HIT’s Massachusetts Housing Initiative.

Selected HIT Projects

News

HIT Partners with WinnCompanies

for $1.5 Billion Redevelopment of

Mary Ellen McCormack Public

Housing in Boston

HIT-Financed Project in Lynn,

Massachusetts Breaks Ground

HIT Invests in First Project

Under New Massachusetts Workforce

Housing Fund

HIT Impacts
Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of March 31, 2018. Since inception dates from 1984-1Q 2018. In 2017 dollars.